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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  April, 2003

Commission File Number __________________________________________

Royal Standard Minerals Inc
(Translation of registrant's name into English)

3258 Mob Neck Road, Heathsville, Virginia 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
/s/ ROLAND M. LARSEN By:___________________________ Roland M. Larsen President

Date April, 3, 2003

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

Listed: Standard & Poors

OTCBB:RYSMF

for immediate release

Sparks, Nevada, April 3, 2003, Royal Standard Minerals Inc.,

All of the project technical reports for two of RSM’s the Nevada gold projects,
Gold Wedge and Pinon Projects have been filed on Edgar and can be accessed via the internet on www.edgar.gov. The documents are also available for viewing at the
Company’s office in Nevada during the hours 9 AM to 5 PM PST. Additionally, the amended technical reports filed in compliance with the Canadian National Instrument 43-101 standards of disclosure for mineral projects and were filed on www.sedar.com. The geologists and engineers involved in the overall assessment are licensed and certified independent professionals that have approximately 100 years of collective experience with most of this experience in gold-silver exploration in the State of Nevada.

In regard to the Gold Wedge Project, the Nevada Department of Environmental Protection
(NDEP) issued the bond and reclamation (the operational) permit on February 4th ,
2003. The NDEP has set the reclamation bond at $118,725.00. The Water Pollution Control permit was approved and expected to be issued on April 3rd, 2003. A water allotment permit has passed the 30-day comment period without comment and awaits approval by the state engineer of Nevada. The Company currently has all of the permits necessary to commence the decline (underground) construction and the construction of a gold recovery processing (and pilot) plant on the Gold Wedge property, Nye County, Nevada.

In regard to the Carlin Trend, Pinon/Railroad projects the Company has been re-evaluating the data to determine the economic potential of the near surface resources.
This work has concentrated on the Pinon, Main, North Pod and the Railroad Pod and East
Jasperoid deposits that are included within RSM’s 16,000 acre property position.
Recent in-house compilations of the near surface resource inventories for these deposits and the recommended drilling programs that will further advance the determination of the economic potential of these prospects have been completed by the Company. The drilling program is expected to be completed in 2003. If the results of the drilling program continue to support the currently established grade and tonnage figures the Company will commence the preparation of the necessary state and federal permit applications during the summer, 2003 that will allow for more advanced exploration (bulk sampling) program on the property. A major gold mining company has been evaluating a portion of the Pinon/Railroad project for the past 6 months. The indications are that a decision will be made soon in regard to their possible interest in participating in this project.

The Company has several options for financing its activities in Nevada to include equity, debt, joint venture participation and possible contractor financing. RSM is engaged in evaluating all of these options and will make a decision(s) regarding the Gold
Wedge and Pinon/Railroad projects in the near future.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this press release.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen @ (804) 580-8107 or FAX
    @ (804) 580-4132

Visit our website at royal-standard.com